CUSIP No. 848565107

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 10)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Spire Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    848565107

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 5, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848565107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           576,101
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    576,101
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     576,101
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________________
(1) Based on 8,330,688 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on 8/13/08.

CUSIP No. 848565107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           576,101
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    576,101
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     576,101
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_______________________
(1) Based on 8,330,688 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on 8/13/08.

CUSIP No. 848565107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           576,101
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    576,101
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     576,101
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

______________________
(1) Based on 8,330,688 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on 8/13/08.

CUSIP No. 848565107

Item 1.


         This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on August 31, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on September 28, 2007, Amendment No. 2 to
Schedule 13D filed on October 16, 2007, Amendment No. 3 to Schedule 13D filed on November 20, 2007, Amendment No. 4 to Schedule 13D filed on December 14, 2007, Amendment No. 5 to Schedule 13D filed on February 4, 2008, Amendment No. 6 to
Schedule 13D filed on February 22, 2008, Amendment No. 7 to Schedule 13D filed on August 8, 2008, Amendment No. 8 to Schedule 13D filed on August 29, 2008 and Amendment No. 9 to Schedule 13D filed on October 7, 2008. Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 10 is being made to disclose the disposition of additional shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 10, each reporting person beneficially owns 576,101 shares of Common Stock, which are held of record by the Trust.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c) Since October 7, 2008, the Reporting Persons have sold shares of Common Stock in brokered transactions as follows:

            Date                   Number of Share              Price Per Share
            ----                   ---------------              ---------------

          10/7/2008                    -3,500                      $ 13.8932
          10/8/2008                    -6,894                      $ 13.3199
          10/9/2008                    -2,500                      $ 11.9159
         10/10/2008                    -7,770                      $ 10.0413
         10/13/2008                    -1,797                      $ 11.8613
         10/14/2008                    -1,600                      $ 12.4875
         10/15/2008                      -800                      $ 11.6875
         10/16/2008                      -300                      $ 11.6867
         10/17/2008                      -600                      $ 11.4150
         10/20/2008                      -702                      $ 11.6221
         10/21/2008                      -100                      $ 11.6200
         10/22/2008                      -400                      $ 11.0100
         10/23/2008                     -2221                      $ 10.0379
         10/24/2008                     -3076                       $ 8.8254
         10/27/2008                     -1300                       $ 8.3769
         10/28/2008                     -1400                       $ 8.1700
         10/29/2008                     -1300                       $ 8.4331
         10/30/2008                      -981                       $ 8.7893
         10/31/2008                     -5129                       $ 8.7360
          11/3/2008                     -5225                       $ 8.4976
          11/4/2008                    -41779                       $ 8.2803

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 10 to
Schedule 13D.

CUSIP No. 848565107

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: November 5, 2008           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 848565107

                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 10 TO SCHEDULE 13D
      --------------------------------------------------------------------



       The undersigned agree that the Amendment No. 10 to Schedule 13D with respect to the Common Stock of Spire Corporation is a joint filing being made on their behalf.


Dated: November 5, 2008           /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust